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                                                          OMB APPROVAL
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                                                  OMB Number:          3235-0145
                                                  Expires:     February 28, 2009
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                                 LIVEPERSON, INC
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                                (Name of Issuer)
                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   538146 10 1
                      -------------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

         |_| Rule 13d-1(b)

         |_| Rule 13d-1(c)

         |X| Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 538146 10 1
--------------------------------------------------------------------------------
       1.  Name of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           ROBERT P. LOCASCIO
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       2.  Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)
           (b)
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       3.  SEC Use only
--------------------------------------------------------------------------------
       4.  Citizenship or Place of Organization   U.S.
--------------------------------------------------------------------------------
Number of           5.  Sole Voting Power    5,026,963
Shares            --------------------------------------------------------------
Beneficially        6.  Shared Voting Power      0
Owned by          --------------------------------------------------------------
Each                7.  Sole Dispositive Power     5,026,963
Reporting         --------------------------------------------------------------
Person With:        8.  Shared Dispositive Power     0
--------------------------------------------------------------------------------
       9.  Aggregate Amount Beneficially Owned by Each Reporting Person
           5,026,963
      10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
      11.  Percent of Class Represented by Amount in Row (9)      12.3%
--------------------------------------------------------------------------------
      12.  Type of Reporting Person (See Instructions) IN
--------------------------------------------------------------------------------

Item 1.

      (a)   Name of Issuer: LIVEPERSON, INC.

      (b) Address of Issuer's Principal Executive Offices: 462 SEVENTH AVENUE, 21ST FLOOR, NEW YORK, NEW YORK 10018


Item 2.

      (a)   Name of Person Filing: ROBERT P. LOCASCIO

      (b) Address of Principal Business Offices or, if none, Residence: c/o LIVEPERSON, INC., 462 SEVENTH AVENUE, 21ST FLOOR, NEW YORK, NEW YORK 10018

      (c)   Citizenship: UNITED STATES CITIZEN

      (d)   Title of Class of Securities: COMMON STOCK, PAR VALUE $0.001 PER
            SHARE

      (e)   CUSIP Number: 538146 10 1


Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     NOT APPLICABLE


Item  4. Ownership

      (a)   Amount Beneficially Owned: 5,026,963* .

      (b)   Percent of Class: 12.3% .

      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote: 5,026,963 .
            (ii)  Shared power to vote or to direct the vote: 0 .
            (iii) Sole power to dispose or to direct the disposition of:
                  5,026,963 .
            (iv)  Shared power to dispose or to direct the disposition of: 0 .

      * Includes 125,000 shares of common stock issuable upon exercise of options exercisable within 60 days of December 31, 2006.

Item  5. Ownership of Five Percent or Less of a Class

NOT APPLICABLE

Item  6. Ownership of More than Five Percent on Behalf of Another Person

NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

NOT APPLICABLE

Item  8. Identification and Classification of Members of the Group

NOT APPLICABLE

Item  9. Notice of Dissolution of Group

NOT APPLICABLE

Item  10. Certification

NOT APPLICABLE

                                                     SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

                                                 FEBRUARY 5, 2007
                                      ------------------------------------------
                                                       Date
                                              /s/ ROBERT P. LOCASCIO
                                      ------------------------------------------
                                                     Signature
                                                ROBERT P. LOCASCIO
                                      ------------------------------------------
                                                    Name/Title